Exhibit 99.1

Afya Limited Announces Establishment of New Stock Option Plan

Belo Horizonte, Brazil, September 3, 2019 – Afya Limited, or Afya (Nasdaq: AFYA) today announced that, as contemplated in its registration statement on Form F-1 in connection with its initial public offering, its Board of Directors approved the establishment of the new stock option plan (the “SOP”) on August 30, 2019, with the purpose of advancing the interests of Afya’s shareholders by enhancing its ability to attract, retain and motivate individuals to perform at the highest level.

The SOP and the applicable option agreement to be entered into between Afya and the beneficiary (the “Option Agreement”) will govern the issuance of equity incentive awards with respect to Afya’s Class A common shares (the “Options”). The Options will vest in five installments of 20%, starting on May 1 of the year following the date of execution of the Option Agreement with each beneficiary. The strike price of the Option will be set forth in the applicable Option Agreement, as defined by the Board of Directors, upon the granting of the Option to the beneficiary. If a beneficiary is dismissed by Afya, resigns, retires or dies, the portion of his or her Options under the SOP that has vested at that date will be satisfied, but the non-vested portion will be canceled. If a beneficiary is terminated for cause, all of his or her Options under the SOP will be canceled.

The maximum aggregate number of shares that can be issued to beneficiaries under the SOP may not exceed 4% of Afya’s share capital at any time.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br